Mail Stop 3561

May 7, 2010

Leon Golden, President
Victoria Internet Services, Inc.
2470 East 16th Street
Brooklyn, New York 11235

> **Re:** **Victoria Internet Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 23, 2010**
> **File No. 333-165391**

Dear Mr. Golden:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

General

1. We note your response to comment one in our letter dated April 7, 2010. In that response, you state that you are not a blank check company. If, as you state, you believe that you do not fall within the definition of a blank check company and are not subject to Rule 419 of Regulation C, please include in your prospectus appropriate disclosure to demonstrate your status as a non-blank check company. In this regard, please include, if true, an affirmative statement in the forepart of your prospectus stating clearly that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

Outside Front Cover Page of the Prospectus

2. We note your response to comment four in our letter dated April 7, 2010.
   However, it appears that you have included the statement regarding your auditor's
   substantial doubts about your ability to continue as a going concern on the front
   cover page of your registration statement, instead of the front cover page of your
   prospectus. Please move this statement to the front cover page of your
   prospectus.

Summary of Our Offering, page 3

3. We note your response to comment eight in our letter dated April 7, 2010 and we
   reissue the comment in part. Please disclose here that you have suffered operating
   losses since inception.

Risk Factors, page 5

4. We note your response to comment 11 in our letter dated April 7, 2010. Due to
   its importance, please move this risk factor closer to the beginning of the risk
   factor discussion.

"Participation is subject to risks of investing in micro capitalization companies," page 6

5. We note your response to comment 13 in our letter dated April 7, 2010. Please
   revise this risk factor so that it discloses the specific risks of investing in you as
   opposed to micro capitalization companies generally.

"If our shares of common stock commence trading on the OTC Bulletin…," page 8

6. We note your response to comment 14 in our letter dated April 7, 2010. Near the
   beginning of the narrative discussion of this risk factor, please clarify that there is
   no assurance that your shares will ever be quoted on the OTC Bulletin Board.

Summary of Offering, page 3

7. Your disclosures regarding the par value of the securities being offered and the
   offering price per share are not consistent with disclosures elsewhere throughout
   the document. Please revise to address these inconsistencies.

Management's Discussion and Analysis or Plan of Operation, page 15

8. We note your response to comment 19 in our letter dated April 7, 2010. Please address the following based on that response:

- In your new disclosure in the second paragraph of this section, you state that one of your current focuses is to "apply to FINRA for quotation on the OTC Bulletin Board." However, a registrant is not able to file an application to be quoted on the OTC Bulletin Board. Please revise your disclosure to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock, and to clarify that there is no assurance that such an application will be filed or that your common stock will become quoted.

- On the top of page 16, you state that you believe that the technical aspects of your website will be sufficiently developed to use for your operations 100 days from the completion of your offering. Please provide a basis for that belief.

- Under the heading "Scenario 3; Less than $25,000 Raised," you state that, if you do not raise $25,000 from this offering, you will conduct non-internet based operations in which Mr. Golden will use any funds raised in the offering to expand his clientele to earn revenues until you have sufficient funds to establish your web and software requirements. If, as you state, you may use any of the funds raised in this offering for purposes other than your online tax preparation operations, you must expand greatly your disclosure regarding these other uses, including Mr. Golden's current non-internet tax preparation services. In this regard, please revise this section and the disclosure throughout your document to discuss all material aspects of Mr. Golden's non-internet business that he may engage in using funds from this offering, including but not limited to the current scope of those operations, the number of clients he will serve, and the costs and revenues of those operations, so that investors will understand all operations that may be conducted with the funds from this offering. We may have further comments based upon your response and any revisions.

- In your Pro-forma Revenues section on page 18 and in your Pro-forma Expenses section on page 19, please identify the information provided under these headings as projected or forward looking information, and omit references to this information as "pro-forma" information. Please also disclose in detail the basis for the projected amounts. For example, please disclose your basis for assuming that the average individual client will take 30 minutes with associated revenues of $80, whereas a small business client will take two hours with associated revenues of $400. Please note that an absence of adequate support may preclude you from including such prospective information in the filing. Please avoid repeating the exact same disclosures under the Business section, and instead cross-reference the disclosures under Management's Discussion and Analysis or Plan of Operation section, as appropriate.

Business, page 20

9. We note your response to comment 21 in our letter dated April 7, 2010. Please clarify in your disclosure whether there is a difference between "reserving" and "owning" an internet domain. Also, please clarify in your Marketing Plan section how you intend to reward persons who refer new clients to you.

Management, page 24

10. We note your response to comment 23 in our letter dated April 7, 2010. Please name the New York City CPA firm where Mr. Golden worked for 15 years.

Note 9 – Subsequent Events, page F-10

11. Please disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

* * ** * *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact TaTanisha Meadows, Staff Accountant, at (202) 551-3322, or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Scott P. Doney, Esq.
        Cane Clark LLP
        Via facsimile (702) 944-7100